Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

May 27, 2008

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

May 27, 2008

BARCLAYS IPATH/CURRENCY SUITE EMAIL

SUBJECT:

Realize your investment ideas with iPath’s currency ETNs.

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iPath

OUR CURRENCY IS CHOICE.

OUR OFFERING IS

FOUR MAJOR CURRENCY ETNs.

iPath® from Barclays offers a suite of Exchange Traded Notes (ETNs) for the currency market that deliver convenient, cost-efficient single and multi-currency exposure:

iPath® Optimized Currency Carry ETN (ICI)

iPath® EUR/USD Exchange Rate ETN (ERO)

iPath® GBP/USD Exchange Rate ETN (GBB)

iPath® JPY/USD Exchange Rate ETN (JYN)

Multi-Currency Snapshot: ICI

Provides access to a diversified, long/short multi-currency strategy that offers:

A low correlated source of portfolio return

A lower-volatility means of investing in currency as an asset class

Diversified FX exposure in the absence of a directional view on individual currencies

Single Currency Snapshot: ERO, GBB, JYN

Can be used to:

Express a directional view on an individual currency

Implement a tactical currency trade

Hedge currency exposure

For more information on how to help your clients tap into the largest, most liquid market in the world in a convenient and cost-effective way, call us at 1-877-76-iPath or see our major currency ETNs.

FOR MORE INFORMATION

Click here.

Get the Basics of Currency Brochure

View Product Info Sheets

Download ICI Product Strategy Brief

Obtain additional resources and materials

iPATH ETN BENEFITS

Cost efficiency

Daily exchange liquidity Continuous pricing

Definable performance

1-877-76-iPath (1-877-764-7284) | iPathETN.com

BARCLAYS

iPath

See new ETNs See all ETNs iPathETN.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“ BGINA”), assists in The promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry Index™ is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Intelligent Carry Index™ and the USD Intelligent Carry Index™ are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6829-iP-0508

Not FDIC Insured No Bank Guarantee May Lose Value

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Barclays Global Investors

400 Howard Street

San Francisco, CA 94105